UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
BORGWARNER INC.
________________________________________________
(Exact name of registrant as specified in its charter)

Delaware	1-12162
State or other jurisdiction of	Commission File No.
Incorporation or organization

3850 Hamlin Road, Auburn Hills, Michigan	48326
(Address of principal executive offices)	(Zip Code)

Tonit M. Calaway
(248) 754-9200
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2022 to December 31, 2022.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibits

BorgWarner Inc. ("BorgWarner" or the "Company") is providing a copy of the Company's Conflict Minerals Report as Exhibit 1.01 hereto and may be found publicly on our internet website at www.borgwarner.com.

Among other things, the Company’s Conflict Minerals Report includes a discussion of the Company’s reasonable country of origin inquiry designed to provide a reasonable basis for the Company to determine the geographic source of tin, tantalum, tungsten, and/or gold in our products.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Section 3 Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report of BorgWarner Inc. for the period January 1, 2022 to December 31, 2022, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BorgWarner Inc.

Date: May 31, 2023	By:	/s/ Tonit M. Calaway
Name: Tonit M. Calaway
Title: Executive Vice President and Secretary